AUDREY L. CHENG

Assistant Vice President, Counsel

Office: (949) 219-3202

Fax: (949) 219-3706

E-mail: Audrey.Cheng@PacificLife.com

June 21, 2019

VIA EDGAR

Elena Stojic, Attorney Adviser

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:                       Pacific Funds Series Trust

On behalf of Pacific Funds Diversified Income and Pacific Funds Ultra Short Income

Dear Ms. Stojic:

This letter is being provided in response to oral comments received from the U.S. Securities and Exchange Commission (“SEC” or the “Commission”) staff (“Staff”) on June 6, 2019, concerning the SEC comment response letter dated June 4, 2019 (“Letter 1”) relating to the post-effective amendment No. 147 to the registration statement of Pacific Funds Series Trust (“Registrant”) on Form N-1A (including the Prospectus, Statement of Additional Information (“SAI”) and Part C), which was filed with the Commission on March 15, 2019 pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of the two abovenamed series of Registrant (each a “Fund,” together the “Funds”).  Set forth in the numbered paragraphs below are the Staff’s comments followed by Registrant’s responses.

Pacific Funds Diversified Income and Pacific Funds Ultra Short Income (Fund Summary)

1.            Comment: Annual Fund Operating Expense Table: Please revise the last sentence of footnote 2 to the fee table to state that: “The investment adviser may recoup from the Fund amounts reimbursed in future periods, not to exceed three years from the date on which the reimbursement took place, provided that the recoupment does not cause the Fund’s expense ratio after the recoupment is taken into account to exceed both (i) the expense cap in place at the time such funds were reimbursed and (ii) the Fund’s current expense cap.

Response: The Registrant believes that the current disclosure in footnote 2 has the same meaning as the Staff’s suggested disclosure.  The first sentence of the footnote states

“Other Expenses” will not exceed the stated expense cap through July 31, 2022 so the investment adviser is contractually required to limit “Other Expenses” to the expense cap for that period, which addresses the Staff’s suggestion to include (ii) to the disclosure.  Staff’s suggestion to include (i) is already described in the current (i) in Footnote 2.  Finally, the current disclosure states that the investment adviser’s recoupment must be limited to the lesser of the expense cap in effect at the time of the reimbursement or (ii) the expense cap in effect at the time of recoupment, in addition to not being able to exceed the contractual expense cap.  Being limited to the lowest expense cap has the same effect as the Staff’s suggestion of the recoupment being less than both the (i) expense cap in effect at the time of the reimbursement or (ii) the current expense cap.  Accordingly, the Registrant respectfully declines to make the requested change.

2.            a. Comment:  Principal Risks: The Staff restates Comment 4b in Letter 1 as follows – please include the most significant risks of the Funds at the beginning of the risk disclosure.

Response:  The Registrant believes that all principal risks are considered significant and are listed in alphabetical order for reader convenience as well as to avoid shareholder confusion.  To attempt to further rank any risk by significance relative to other risks in a section named “Principal Risks” would not result in an additional benefit to shareholders and might imply a level of precision with regard to predicting future detractors from performance that does not exist.  There is no regulatory directive under either Item 4 or Item 9 of Form N-1A stating that principal risks cannot be listed alphabetically, and the Registrant believes its current approach is consistent with plain English principles and provides a clear and reliable roadmap of each Fund’s principal investment strategies and risks.  Accordingly, Registrant respectfully declines to make the requested change.

b. Comment: Mortgage-Related and Other Asset-Backed Securities Risk: In Comment 4c of Letter 1, the Registrant responded that “Neither Fund will have principal investments in non-agency or non-investment grade [mortgage-related securities] MRS or [asset-backed securities] ABS.  As such, Registrant believes that the current risk disclosure is adequate.”  Please delete references to “high yield” and MRS, as applicable, from Item 4 and confirm that the disclosure is clear that MRS and ABS investments are investment grade.

Response: Pacific Funds Diversified Income has no references to MRS and references to “high yield” relate to investments other than ABS.  Pacific Funds Ultra Short Income has no references to “high yield,” but discloses MRS and ABS as principal investments because of its anticipated principal investments in investment grade MRS and ABS.  Registrant confirms that the disclosure for both Funds is clear with respect to their respective ABS and MBS investments being investment grade.

3.            Comment: Additional Summary Information: Payments to Broker-Dealers and Other Financial Intermediaries: Please explain or clarify what a “fund supermarket” is in disclosure.

Response: Registrant will revise the disclosure accordingly.

Pacific Funds Diversified Income (Fund Summary)

4.            Comment: Please further reconcile these two sentences from Comment 8d in Letter 1: “Under normal circumstances, this portion of the Fund will invest up to 70% of its assets in non-investment grade (high yield/high risk, sometimes called “junk bonds”) debt instruments and floating rate loans.  This portion of the Fund may invest up to 80% of its assets in investment grade debt instruments, including corporate debt securities, asset- backed securities, mortgage-related securities, U.S. government securities and agency securities.”  The proposed revisions to disclosure in Letter 1 still seem to convey that the Fund has target exposures to non-investment grade and investment grade allocations.

Response: Registrant will revise the disclosure accordingly.

Pacific Funds Diversified Income and Pacific Funds Ultra Short Income (Statutory Portion)

5.            Comment: Notice must be given to investors whose accounts would be closed with minimums of more than $1,000.  Please revise the following sentence to account for a notice provision or provide the legal basis for why notice need not be given: We may also close your account and sell your shares if your account value were to fall below investment minimums for any reason, without notice, whether as a result of a redemption, an account charge or a reduction in the market value of your account.

Response: Registrant will revise the disclosure accordingly.

6.            Comment: About Management: The Staff believes that Registrant’s response to Comment 22a in Letter 1 relating to disclosing sub-advisory fee payments is a narrow reading of Form N-1A.  The Staff considers all sub-advisory fees as ultimately payable by the Fund under Item 19(a)(3) of Form N-1A and asks the Registrant to reconsider Comment 22a.

Response: Registrant does not have an exemptive order regarding aggregate fee relief. Registrant believes that information regarding sub-advisory fees is not required by Item 19(a)(3) of Form N-1A, which requires disclosure of:  The method of calculating the advisory fee payable by the Fund including: (i) The total dollar amounts that the Fund paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years; (ii) If applicable, any credits that reduced the advisory fee for any of the last three fiscal years; and (iii) Any expense limitation provision. (Emphasis added).  Sub-advisory fees are paid by the Funds’ investment adviser, not the Funds. Accordingly, Registrant respectfully declines to make the requested change.

Statement of Additional Information

7.      Comment: Additional Investment Strategies of the Funds: Please add the sentence Registrant provided in its response to Comment 24a stating that “Each Fund currently expects to invest, under normal circumstances, more than 10% of its assets in privately issued ABS and less than 10% of its assets in privately issued MRS” after the fourth paragraph of this section that was the subject of Comment 24a.  Alternatively, please delete the fourth paragraph of this section as it does not seem applicable to the Funds.

Response:  Registrant will add the sentence from its response to Comment 24a of Letter 1 as suggested.

If you have any questions or further comments, please contact me at (949) 219-3202.

Sincerely,

/s/ Audrey L. Cheng

Audrey L. Cheng

cc:                              Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC

Laurene MacElwee, Pacific Life Fund Advisors LLC

Anthony H. Zacharski, Esq., Dechert LLP

Rachael Schwartz, Esq., Schiff Hardin LLP